 Exhibit 99.14

106 West 56th Street, 10th Floor

New York, New York 10019

July 15, 2024

Via Email

The Board of Directors
c/o Masimo Corporation
52 Discovery

Irvine, CA 92618

Re:	Resetting the Record Date

Dear Members of the Board:

We are writing in response to Mr. Kiani’s accusation that Politan has confused stockholders, and therefore the Masimo Board of Directors is considering resetting the record date. This accusation is false. Politan has done nothing to mislead stockholders, as was made extremely clear in the reports from ISS and Glass Lewis that have been published in the last two business days. Clearly, resetting the record date is motivated by the Company recognizing it needs to address the issue around empty voting. While Politan welcomes this reversal of the Board’s position, the fact that it was necessary at all is deeply concerning.

This entire issue has served to once again demonstrate that Mr. Kiani’s approach to corporate governance is limited only by the outer bounds of legality, rather than by what is in the best interests of Masimo stockholders. The Board should be aware that any attempt to delay the Annual Meeting past August 5 will be seen as a transparent maneuver in response to Politan receiving full support from both proxy advisory firms.

First, attempting to blame Politan for what has occurred ignores the facts:

i)	On July 3, Politan privately made the Board aware of a potential empty voting scheme perpetrated by a fund with personal ties to Mr. Kiani and asked for a new record date to promptly be set given that the matter was highly time sensitive.

ii)	On July 5, the last day the Board could have reset the record date without moving the Annual Meeting, Masimo's general counsel informed us privately that the Board would hold a meeting the following week. On July 8, we filed our letter publicly. The Board then publicly dismissed our concerns. The Board meeting never occurred.

iii)	On July 12, proxy advisory firm Glass Lewis issued its recommendation in which it disclosed troubling engagement it had with RTW Investments and brought to light RTW as the fund behind the empty voting scheme.

iv)	That same day (July 12), Politan sent a letter to Masimo's Board noting that Mr. Kiani and RTW's portfolio manager responsible for the Masimo investment are friends who have dinner together with their spouses and are both members of the Orange County community, Mr. Kiani is featured on RTW's website praising the investment firm as a 'trusted partner" and Mr. Kiani is an investor in RTW's funds. The letter noted that all of this was known by Craig Reynolds, the Lead Independent Director of the Board. We again requested in this letter that empty votes be ignored or a new record date be set. We also requested that Masimo disclose any and all contact with RTW, hire independent counsel to investigate the matter, determine if Mr. Kiani and RTW are a group, and pursue disgorgement of any Section 16 short-swing profits.

No one should be confused about these events. Rather, under Mr. Kiani, Masimo's Board has a track record of only taking corrective action when its tactics to disenfranchise stockholders are brought to light and the Company is forced to act under pressure from regulators and judges.

Second, under no scenario should resetting the record date cause the Annual Meeting to be moved later than August 5. Consider that:

i)	Politan's advisors believe there is no justification for holding the Annual Meeting any later than August 5, with a corresponding record date of July 18, based on Broadridge’s established timing requirements for setting a record date and mailing proxy materials. Consistent with market practice, there is no need to conduct a new broker search since one has already been completed for the same Annual Meeting. An Annual Meeting rescheduled for August 5 comes as close as possible to compliance with the requirements of Delaware law and Masimo's own bylaws with regard to the obligation to hold an Annual Meeting of Stockholders at least once every 13 months.

ii)	The Annual Meeting has customarily been held in May and was only pushed to July 25 because Mr. Kiani wanted time to pre-announce second quarter results and potentially announce a transaction to separate the Consumer Business with his preferred JV partner. The Annual Meeting should never have been delayed this late in the first place, and these types of tactical motivations should not impact the resetting of the date now.

iii)	We made numerous proposals to address the empty voting issue that were rejected. Had the Board instead acted promptly, the need to move the meeting would have been avoided.

The Annual Meeting has already been unnecessarily postponed. To protect the best interests of Masimo's employees, customers and stockholders we urge the Board to conduct a fair meeting without further undue delay.

Sincerely,

Quentin Koffey

Managing Member

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